July 28, 2022

JPMorgan Chase Bank, National Association
Structured Investments

$1,154,000

Certificates of Deposit Linked to the J.P. Morgan Dynamic BlendSM Index due August 2, 2027

•	The certificates of deposit (“CDs”) are designed for investors who seek exposure to any appreciation of the J.P. Morgan Dynamic BlendSM Index over the term of the CDs and who seek fixed annual interest payments at a rate of 1.80% per annum (for an annual percentage yield (“APY”) of 1.40%) with respect to the first four years of the term of the CDs.
•	Investors should be willing to forgo any interest payment with respect to the final year of the term of the CDs, while seeking full repayment of principal at maturity.
•	The CDs are issued by JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank”). The CDs are insured only within the limits and to the extent described in this disclosure supplement and in the accompanying disclosure statement. See “Selected Risk Considerations — Risks Relating to the CDs Generally — Limitations on FDIC Insurance” in this disclosure supplement. Any payment on the CDs in excess of FDIC insurance limits is subject to the credit risk of JPMorgan Chase Bank.
•	Investing in the CDs is not equivalent to investing in a conventional CD or directly in the J.P. Morgan Dynamic BlendSM Index, any of its constituents or any of the futures contracts composing any of its constituents.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The CDs priced on July 28, 2022 and are expected to settle on or about August 2, 2022.
•	CUSIP: 46593LKB4
•	JPMorgan Chase & Co., our parent company, and/or its affiliates have previously agreed to make unconditional and irrevocable donations to Start Small. Think Big., Inc. (“Start Small Think Big”), a nonprofit organization, to support one or several diverse entrepreneurship projects. These donations are not contingent on the sale of the CDs and will not impact the final terms of the CDs. We or our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the CDs. Some of these projected profits, if any, may be used to offset a portion of the donations. See “Supplemental Donation Information” in this disclosure supplement.
•	The issuance of the CDs and the related use of proceeds are not intended to comply with the Social Bond Principles, June 2021. See “Supplemental Donation Information” in this disclosure supplement.

Investing in the CDs involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying disclosure statement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page DS-5 of this disclosure supplement.

Issue Price: $1,000 per $1,000 CD

Fees and Discounts: J.P. Morgan Securities LLC, which we refer to as JPMS, and its affiliates will pay all of the selling commissions of $20.00 per $1,000 CD received from us to other affiliated or unaffiliated dealers.

The estimated value of the CDs as determined by JPMS, when the terms of the CDs were set, was $957.70 per $1,000 CD. See “JPMS’s Estimated Value of the CDs” in this disclosure supplement for additional information.

Our affiliate, JPMS, certain of its affiliates and other broker-dealers may use this disclosure supplement and the accompanying disclosure statement and underlying supplement in connection with offers and sales of the CDs after the date hereof.

Disclosure supplement to the disclosure statement dated January 29, 2015 and underlying supplement no. CD-37-I dated March 24, 2021

Key Terms

Index: The J.P. Morgan Dynamic BlendSM Index (Bloomberg ticker: JPUSDYBL <Index>). The level of the Index reflects the deduction of a fee of 0.95% per annum that accrues daily.

Participation Rate: 200.00%

Interest Rate: 1.80% per annum (APY: 1.40%) with respect to the first four years of the term of the CDs. No interest will be payable with respect to the final year of the term of the CDs.

Pricing Date: July 28, 2022

Original Issue Date (Settlement Date): On or about August 2, 2022

Interest Payment Dates*: August 2, 2023, August 1, 2024, July 31, 2025 and July 31, 2026

Observation Date*: July 28, 2027

Maturity Date*: August 2, 2027

* Subject to postponement in the event of a market disruption event and as described under “Supplemental Terms of the CDs — Postponement of a Determination Date — CDs linked solely to the Index” in the accompanying underlying supplement and “General Terms of the CDs — Postponement of a Payment Date” in the accompanying disclosure statement

Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 CD, of $1,000 plus the Additional Amount, which may be zero. You will receive no interest payment on the Maturity Date.

The repayment of your full principal amount applies only at maturity, subject to the credit risk of JPMorgan Chase Bank and applicable FDIC limits.

Additional Amount: The Additional Amount payable at maturity per $1,000 CD will equal:

$1,000 × the Index Return × the Participation Rate,

provided that the Additional Amount will not be less than zero.

Index Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing level of the Index on the Pricing Date, which was 155.40

Final Value: The closing level of the Index on the Observation Date

Early Withdrawals:

At par upon death or adjudication of incompetence of a beneficial holder of the CDs. For information about early withdrawals and the limitations on such early withdrawals, see “General Terms of the CDs — Additions and Withdrawals” in the accompanying disclosure statement.

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The J.P. Morgan Dynamic BlendSM Index

The J.P. Morgan Dynamic BlendSM Index (the “Index”) was developed and is maintained and calculated by J.P. Morgan Securities LLC (“JPMS”). The Index has been calculated on a “live” basis (i.e., using real-time data) since March 23, 2021. The Index is reported by Bloomberg L.P. under the ticker symbol “JPUSDYBL Index.”

The Index attempts to provide a dynamic rules-based allocation to the J.P. Morgan US Large Cap Equities Futures Index (the “Equity Constituent”) and the J.P. Morgan 2Y US Treasury Futures Index (the “Bond Constituent” and, together with the Equity Constituent, the “Portfolio Constituents”) while targeting a level volatility of 3.0% (the “Target Volatility”). The Index tracks the return of (a) a notional dynamic portfolio consisting of the Equity Constituent and the Bond Constituent, less (b) the daily deduction of a fee of 0.95% per annum (the “Index Fee”). Each futures contract underlying a Portfolio Constituent as of a particular time is referred to as an “Underlying Futures Contract.”

•	The Equity Constituent is an excess return index that tracks the return of a notional rolling futures position in futures contracts on the S&P 500® Index. For additional information about the Equity Constituent, see “Background on the J.P. Morgan Futures Indices” in the accompanying underlying supplement.
•	The Bond Constituent is an excess return index that tracks the return of a notional rolling futures position in futures contracts on 2-Year U.S. treasury notes. For additional information about the Bond Constituent, see “Background on the J.P. Morgan Futures Indices” in the accompanying underlying supplement.

The Index provides a diversified exposure that rebalances daily based on measures of market risk and diversification to attempt to deliver stable volatility over time.

Considerations Relating to the Volatility of the Portfolio Constituents. Under normal market conditions, the Equity Constituent’s realized volatility has tended to be relatively more variable than the Bond Constituent’s realized volatility. Consequently, and because the Index seeks to maintain an annualized realized volatility approximately equal to the Target Volatility of only 3.0%, the Index methodology may be more likely to shift exposure from the Equity Constituent to the Bond Constituent during periods of relatively higher market volatility and to shift exposure from the Bond Constituent to the Equity Constituent under normal market conditions exhibiting relatively lower market volatility.

In general, equity markets have historically been more likely to outperform fixed-income markets during periods of relatively lower market volatility and to underperform fixed-income markets during periods of relatively higher market volatility. However, there can be no assurance that the Index allocation strategy will achieve its intended results or that the Index will outperform any alternative index or strategy that might reference the Portfolio Constituents. Past performance should not be considered indicative of future performance.

In any initial selection between two eligible notional portfolios, the Index will select the portfolio that has the higher allocation to the Portfolio Constituent with a higher realized volatility, as described below, which generally will cause the Equity Constituent to receive a higher allocation than if the portfolio that has the higher allocation to the Portfolio Constituent with a lower realized volatility were selected.

Furthermore, under normal market conditions, the Equity Constituent’s realized volatility has tended to be significantly higher than the Bond Constituent’s realized volatility. Under these circumstances and because the Target Volatility is only 3.0%, the Index is generally expected to be more heavily weighted towards the Bond Constituent. Past performance should not be considered indicative of future performance. Under circumstances where the Equity Constituent’s realized volatility is significantly higher than that of the Bond Constituent, the performance of the Index is expected to be influenced to a greater extent by the performance of the Equity Constituent than by the performance of the Bond Constituent, even if the weight of the Bond Constituent is significantly greater than the weight of the Equity Constituent.

Consequently, even in cases where the allocation to the Bond Constituent is greater than the allocation to the Equity Constituent, the Index may be influenced to a greater extent by the performance of the Equity Constituent than by the performance of the Bond Constituent because, under some conditions, the greater allocation to the Bond Constituent will not be sufficiently large to offset the greater realized volatility of the Equity Constituent.

Calculating the level of the Index. On any given day, the closing level of the Index reflects (a) the weighted return performance of the Portfolio Constituents less (b) the daily deduction of the Index Fee of 0.95% per annum. The Index Level was set equal to 100.00 on July 25, 1990, the base date of the Index. The Index is an “excess return” index because, through the Portfolio Constituents, it provides notional exposure to futures contract returns that reflect changes in the price of those futures contracts, as well as their “roll” returns described below. The Index is not a “total return” index because it does not reflect interest that could be earned on funds notionally committed to the trading of futures contracts.

No assurance can be given that the investment strategy used to construct the Index will achieve its intended results or that the Index will be successful or will outperform any alternative index or strategy that might reference the Portfolio

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Constituents. Furthermore, no assurance can be given that the realized volatility of the Index will approximate the Target Volatility. The actual realized volatility of the Index may be greater or less than the Target Volatility.

If the aggregate weight of the Portfolio Constituents in the Index is less than 100%, the Index will not be fully invested, and any uninvested portion will earn no return. The Index Fee is deducted daily at a rate of 0.95% per annum, even when the Index is not fully invested.

The Index is described as a “notional” or “synthetic” portfolio of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Index merely references certain assets, the performance of which will be used as a reference point for calculating the level of the Index.

See “The J.P. Morgan Dynamic BlendSM Index” in the accompanying underlying supplement for more information about the Index.

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Hypothetical Payout Profile

Total Interest Payments

The total Interest Payments per $1,000 CD over the first four years of the term of the CDs based on the Interest Rate of 1.80% per annum (APY: 1.40%) is $72.00. No interest is payable on the Maturity Date.

Payment at Maturity

The following table and graph illustrate the hypothetical payment at maturity on the CDs linked to a hypothetical Index. The hypothetical payments set forth below assume the following:

•	an Initial Value of 100.00; and
•	a Participation Rate of 200.00%.

The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value. The actual Initial Value is the closing level of the Index on the Pricing Date and is specified under “Key Terms — Initial Value” in this disclosure supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “Hypothetical Back-Tested Data and Historical Information” in this disclosure supplement.

Each hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the CDs. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Index Return	Additional Amount	Payment at Maturity	Annual Percentage Yield (APY)
165.00	65.00%	$1,300.00	$2,300.00	18.12%
150.00	50.00%	$1,000.00	$2,000.00	14.86%
140.00	40.00%	$800.00	$1,800.00	12.47%
130.00	30.00%	$600.00	$1,600.00	9.85%
120.00	20.00%	$400.00	$1,400.00	6.96%
115.00	15.00%	$300.00	$1,300.00	5.38%
110.00	10.00%	$200.00	$1,200.00	3.71%
105.00	5.00%	$100.00	$1,100.00	1.92%
100.00	0.00%	$0.00	$1,000.00	0.00%
95.00	-5.00%	$0.00	$1,000.00	0.00%
90.00	-10.00%	$0.00	$1,000.00	0.00%
85.00	-15.00%	$0.00	$1,000.00	0.00%
80.00	-20.00%	$0.00	$1,000.00	0.00%
70.00	-30.00%	$0.00	$1,000.00	0.00%
60.00	-40.00%	$0.00	$1,000.00	0.00%
50.00	-50.00%	$0.00	$1,000.00	0.00%
40.00	-60.00%	$0.00	$1,000.00	0.00%
30.00	-70.00%	$0.00	$1,000.00	0.00%
20.00	-80.00%	$0.00	$1,000.00	0.00%
10.00	-90.00%	$0.00	$1,000.00	0.00%
0.00	-100.00%	$0.00	$1,000.00	0.00%

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The following graph demonstrates the hypothetical payments at maturity on the CDs for a sub-set of Index Returns detailed in the table above (-50% to 50%). There can be no assurance that the performance of the Index will result in a payment at maturity in excess of $1,000 per $1,000 CD.

How the CDs Work

Upside Scenario:

If the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus the Additional Amount, which is equal to $1,000 times the Index Return times the Participation Rate of 200.00%, for each $1,000 CD.

•	If the closing level of the Index increases 5.00%, investors will receive at maturity a 10.00% return (APY: 3.71%), or $1,100.00 per $1,000 CD. When added to the interest payments received over the first four years of the term of the CDs, the total payment on the CDs over the term of the CDs will be $1,172.00 per $1,000 CD.

Par Scenario:

If the Final Value is equal to or less than the Initial Value, the Additional Amount will be zero and investors will receive at maturity $1,000 per $1,000 CD.  When added to the interest payments received over the first four years of the term of the CDs, the total payment on the CDs over the term of the CDs will be $1,072.00 per $1,000 CD.

The hypothetical returns and hypothetical payments on the CDs shown above apply only if you hold the CDs for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the CDs involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying disclosure statement and the accompanying underlying supplement.

Risks Relating to the CDs Generally

•	THE CDs MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY —

If the Final Value is not greater than the Initial Value, you will receive only the principal amount of your CDs at maturity, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

•	THE LEVEL OF THE INDEX WILL INCLUDE THE DEDUCTION OF A FEE OF 0.95% PER ANNUM —

This index fee will be deducted daily. As a result of the deduction of this index fee, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee or cost is deducted.

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•	CREDIT RISK OF JPMORGAN CHASE BANK —

A depositor purchasing a principal amount of CDs in excess of FDIC insurance limits, when aggregated with all other deposits held by the depositor in the same right and capacity at JPMorgan Chase Bank, will be subject to the credit risk of JPMorgan Chase Bank. Investors are dependent on JPMorgan Chase Bank’s ability to pay any amounts due on the CDs in excess of FDIC insurance limits. Any actual or potential change in the creditworthiness, credit ratings or credit spreads related to us or our affiliates, as determined by the market for taking that credit risk, is likely to adversely affect the value of the CDs.

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the CDs. In performing these duties, our economic interests are potentially adverse to your interests as an investor in the CDs. It is possible that hedging or trading activities of ours or our affiliates in connection with the CDs could result in substantial returns for us or our affiliates while the value of the CDs declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying disclosure statement. See also “ — Risks Relating to the Index — Our Affiliate, JPMS, Is the Index Sponsor and the Index Calculation Agent of the Index and Each Portfolio Constituent and May Adjust the Index or Each Portfolio Constituent in a Way that Affects Its Level” below.

JPMS is one of the primary dealers through which the U.S. Federal Reserve conducts open-market purchases and sales of U.S. Treasury and federal agency securities, including U.S. Treasury notes. These activities may affect the prices and yields on the U.S. Treasury notes, which may in turn affect the level of the Bond Constituent and the level of the Bond Constituent. JPMS has no obligation to take into consideration your interests as a holder of the CDs when undertaking these activities.

•	OUR PARENT COMPANY, JPMORGAN CHASE & CO., IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX, THE REFERENCE INDEX UNDERLYING THE UNDERLYING FUTURES CONTRACTS OF THE EQUITY CONSTITUENT,

but JPMorgan Chase & Co. will not have any obligation to consider your interests in taking any corporate action that might affect the securities included in the reference index underlying the Underlying Futures Contracts of the Equity Constituent.

•	YOU WILL NOT HAVE ANY RIGHTS WITH RESPECT TO THE PORTFOLIO CONSTITUENTS, THE UNDERLYING FUTURES CONTRACTS OR THE SECURITIES INCLUDED IN THE INDEX UNDERLYING THE UNDERLYING FUTURES CONTRACTS.
•	JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE CDs, AND MAY DO SO IN THE FUTURE —

Any research, opinions or recommendations could affect the market value of the CDs. Investors should undertake their own independent investigation of the merits of investing in the CDs and the Portfolio Constituents and the futures contracts composing the Portfolio Constituents.

•	LACK OF LIQUIDITY —

The CDs will not be listed on an organized securities exchange. JPMS and its affiliates may offer to purchase the CDs upon terms and conditions acceptable to them, but are not required to do so. You may not be able to sell your CDs. The CDs are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your CDs to maturity. For more information, see “General Terms of the CDs — Additions and Withdrawals” and “Discounts and Secondary Market” in the accompanying disclosure statement.

•	LIMITATIONS ON FDIC INSURANCE —

As a general matter, a holder who purchases a principal amount of CDs, together with other deposits that it maintains at JPMorgan Chase Bank in the same ownership capacity, that is greater than the applicable limits set by federal law and regulation will not be insured by the FDIC for the principal amount exceeding such limit. In addition, under FDIC interpretations, the return on the CDs, which is reflected in the form of the Additional Amount, is not insured by the FDIC until the Observation Date. Any amounts due on the CDs in excess of the applicable FDIC insurance limits will be subject to the credit risk of JPMorgan Chase Bank. For more information, see “Deposit Insurance” in the accompanying disclosure statement.

•	JPMS’S ESTIMATED VALUE OF THE CDs IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE CDs —

JPMS’s estimated value is only an estimate using several factors. The original issue price of the CDs exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the CDs are included in the original issue price of the CDs. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the CDs and the estimated cost of hedging our obligations under the CDs. See “JPMS’s Estimated Value of the CDs” in this disclosure supplement.

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•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE CDs AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “JPMS’s Estimated Value of the CDs” in this disclosure supplement.

•	JPMS’S ESTIMATED VALUE IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of JPMS’s estimated value may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by us or our affiliates. Any difference may be based on, among other things, our view of the funding value of the CDs as well as the issuance, operational and ongoing liability management costs of the CDs. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the CDs. Our use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the CDs and any secondary market prices of the CDs. See “JPMS’s Estimated Value of the CDs” in this disclosure supplement.

•	THE VALUE OF THE CDs AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE CDs FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the CDs will be partially paid back to you in connection with any repurchases of your CDs by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the CDs” in this disclosure supplement for additional information relating to this initial period. Accordingly, the estimated value of your CDs during this initial period may be lower than the value of the CDs as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE CDs WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE CDs —

Any secondary market prices of the CDs will likely be lower than the original issue price of the CDs because, among other things, secondary market prices take into account our internal secondary market funding rates for structured issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the CDs. As a result, the price, if any, at which JPMS will be willing to buy the CDs from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

In addition, if JPMS purchases your CDs in the secondary market within six days after their initial issuance, you will be subject to early withdrawal penalties we are required to impose pursuant to Regulation D of the Federal Reserve Board. Under these circumstances, the repurchase price will be less than the original issue price of the CDs.

•	SECONDARY MARKET PRICES OF THE CDs WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the CDs during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the CDs, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the CDs, if any, at which JPMS may be willing to purchase your CDs in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the CDs — Secondary market prices of the CDs will be impacted by many economic and market factors” in the accompanying disclosure statement.

Risks Relating to the Index

•	OUR AFFILIATE, JPMS, IS THE INDEX SPONSOR AND THE INDEX CALCULATION AGENT OF THE INDEX AND EACH PORTFOLIO CONSTITUENT AND MAY ADJUST THE INDEX OR EACH PORTFOLIO CONSTITUENT IN A WAY THAT AFFECTS ITS LEVEL —

JPMS, one of our affiliates, currently acts as the index sponsor and the index calculation agent for the Index and the Portfolio Constituents and is responsible for calculating and maintaining the Index and the Portfolio Constituents and developing the guidelines and policies governing their composition and calculation. In performing these duties, JPMS may have interests adverse to the interests of the holders of the CDs, which may affect your return on the CDs, particularly where JPMS, as the index sponsor and the index calculation agent of the Index and the Portfolio Constituents, is entitled to exercise discretion. The rules governing the Index and the Portfolio Constituents may be amended at any time by the index sponsor of the Index and the Portfolio Constituents, in its sole discretion. The rules also permit the use of discretion by the index sponsor and the index calculation agent of the Index and the Portfolio Constituents in specific instances, including, but not limited to, the determination of whether to replace a Portfolio Constituent with a substitute or successor upon the occurrence of certain events affecting that Portfolio

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Constituent, the selection of any substitute or successor and the determination of the levels to be used in the event of market disruptions that affect the ability of the index calculation agent of the Index and the Portfolio Constituents to calculate and publish the levels of the Index and the Portfolio Constituents and the interpretation of the rules governing the Index and the Portfolio Constituents. Although JPMS, acting as the index sponsor and the index calculation agent, will make all determinations and take all action in relation to the Index and the Portfolio Constituents acting in good faith, it should be noted that JPMS may have interests adverse to the interests of the holders of the CDs and the policies and judgments for which JPMS is responsible could have an impact, positive or negative, on the level of the Index and the value of your CDs.

Although judgments, policies and determinations concerning the Index and the Portfolio Constituents are made by JPMS, JPMorgan Chase & Co., as the ultimate parent company of JPMorgan Chase Bank and JPMS, ultimately controls JPMorgan Chase and JPMS. JPMS has no obligation to consider your interests in taking any actions that might affect the value of your CDs. Furthermore, the inclusion of the Portfolio Constituents in the Index is not an investment recommendation by us or JPMS of any of the Portfolio Constituents, or any of the futures contracts composing any of the Portfolio Constituents.

•	THE INDEX MAY NOT BE SUCCESSFUL OR OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED IN RESPECT OF THE PORTFOLIO CONSTITUENTS —

The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. Under this strategy, the Index seeks to maintain an annualized realized volatility approximately equal to the Target Volatility of 3.0% by rebalancing its exposures to the Portfolio Constituents on each day based on two measures of realized portfolio volatility: a shorter-term volatility measure and a longer-term volatility measure. By seeking to maintain an annualized realized volatility approximately equal to the Target Volatility, the Index may underperform an alternative strategy that seeks to maintain a higher annualized realized volatility or an alternative strategy that does not seek to maintain a level volatility.

In addition, on each day, the Index generally selects the notional portfolio identified for the volatility measure that has the lower allocation to the Equity Constituent as the notional portfolio to be tracked by the Index. The Index’s selection of the notional portfolio with the lower allocation to the Equity Constituent may be more likely to result in the Index tracking a notional portfolio with a lower realized volatility than if the Index were to select the notional portfolio with the higher allocation to the Equity Constituent. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the Portfolio Constituents.

•	THE INDEX MAY NOT APPROXIMATE ITS TARGET VOLATILITY —

No assurance can be given that the Index will maintain an annualized realized volatility that approximates the Target Volatility. The actual realized volatility of the Index may be greater or less than the Target Volatility. The Index seeks to maintain an annualized realized volatility approximately equal to the Target Volatility of 3.0% by rebalancing its exposures to the Portfolio Constituents on each day based on two measures of realized portfolio volatility. However, there is no guarantee that trends exhibited by either measure of realized portfolio volatility will continue in the future. The volatility of a notional portfolio on any day may change quickly and unexpectedly. Accordingly, the actual realized annualized volatility of the Index on a daily basis may be greater than or less than the Target Volatility, which may adversely affect the level of the Index and the value of the CDs.

•	THE PERFORMANCE OF THE INDEX MAY BE ADVERSELY AFFECTED BY ITS TARGET VOLATILITY OF 3.0% —

The Index seeks to maintain an annualized realized volatility approximately equal to the Target Volatility of 3.0%. A Target Volatility of 3.0% is relatively low as compared to indices with similar investment strategies established prior to the Index. A relatively lower Target Volatility could result in poorer performance in general over time, especially during periods of rising markets. See also “— A Significant Portion of the Index’s Exposure May Be Allocated to the Bond Constituent” and “— The Index May Be More Heavily Influenced by the Performance of the Equity Constituent Than the Performance of the Bond Constituent in General Over Time” below.

•	THE INDEX MAY BE SIGNIFICANTLY UNINVESTED —

For each volatility measure on each day, the Index seeks to identify a notional portfolio composed of the Portfolio Constituents that has an annualized realized volatility determined for that volatility measure approximately equal to the Target Volatility of 3.0% and an aggregate weight of 100%. If the Index identifies and selects such a notional portfolio for a volatility measure, but the weight of either Portfolio Constituent is greater than 100%, the weight of that Portfolio Constituent in the notional portfolio selected for that volatility measure on that day will be 100% and, if the weight of either Portfolio Constituent is less than 0%, the weight of that Portfolio Constituent in the notional portfolio selected for that volatility measure on that day will be 0%. In addition, if there is no such notional portfolio for a volatility measure, the Index selects for that volatility measure on that day the notional portfolio with the lowest realized volatility.

DS-8 | Structured Investments Certificates of Deposit Linked to the J.P. Morgan Dynamic BlendSM Index

As a result of applying a cap and floor and in the case of selecting the notional portfolio with the lowest realized volatility, the resulting notional portfolio may be greater than or less than 3.0% for the relevant volatility measure. If the annualized realized volatility of the notional portfolio selected for a volatility measure on any day is greater than 3.0%, that notional portfolio will be adjusted so that the weight of each Portfolio Constituent in that notional portfolio will be reduced proportionately to achieve a notional portfolio that has an annualized realized volatility for the relevant volatility measure of 3.0%. Under these circumstances, the aggregate weight of the Portfolio Constituents in that notional portfolio will be less than 100%.

If the Index tracks a notional portfolio with an aggregate weight that is less than 100%, the Index will not be fully invested, and any uninvested portion will earn no return. The Index may be significantly uninvested on any given day, and will realize only a portion of any gains due to appreciation of the Portfolio Constituents on any such day. The Index Fee is deducted daily at a rate of 0.95% per annum, even when the Index is not fully invested.

•	A SIGNIFICANT PORTION OF THE INDEX’S EXPOSURE MAY BE ALLOCATED TO THE BOND CONSTITUENT —

Under normal market conditions, the Equity Constituent has tended to exhibit a realized volatility that is higher than the Target Volatility and that is higher than the realized volatility of the Bond Constituent in general over time. As a result, and because the Target Volatility is only 3.0%, the Index will generally need to reduce its exposure to the Equity Constituent in order to approximate the Target Volatility. Therefore, the Index may have significant exposure for an extended period of time to the Bond Constituent, and that exposure may be greater, perhaps significantly greater, than its exposure to the Equity Constituent. Moreover, under certain circumstances, the Index may have no exposure to the Equity Constituent. However, the returns of the Bond Constituent may be significantly lower than the returns of the Equity Constituent, and possibly even negative while the returns of the Equity Constituent are positive, which will adversely affect the level of the Index and any payment on, and the value of, the CDs.

•	THE INDEX MAY BE MORE HEAVILY INFLUENCED BY THE PERFORMANCE OF THE EQUITY CONSTITUENT THAN THE PERFORMANCE OF THE BOND CONSTITUENT IN GENERAL OVER TIME —

In any initial selection between two eligible notional portfolios, the Index will select the portfolio that has the higher allocation to the Portfolio Constituent with a higher realized volatility, as described under “The J.P. Morgan Dynamic BlendSM Index” in the accompanying underlying supplement, which generally will cause the Equity Constituent to receive a higher allocation than if the portfolio that has the higher allocation to the Portfolio Constituent with a lower realized volatility were selected.

Furthermore, under normal market conditions, the Equity Constituent’s realized volatility has been relatively more variable and has tended to be significantly higher than the Bond Constituent’s realized volatility. Under these circumstances and because the Target Volatility is only 3.0%, the Index is generally expected to be more heavily weighted towards the Bond Constituent. However, under circumstances where the Equity Constituent’s realized volatility is significantly higher than that of the Bond Constituent, the performance of the Index is expected to be influenced to a greater extent by the performance of the Equity Constituent than by the performance of the Bond Constituent, even if the weight of the Bond Constituent is significantly greater than the weight of the Equity Constituent.

Consequently, even in cases where the allocation to the Bond Constituent is greater than the allocation to the Equity Constituent, the Index may be influenced to a greater extent by the performance of the Equity Constituent than by the performance of the Bond Constituent because, under some conditions, the greater allocation to the Bond Constituent will not be sufficiently large to offset the greater realized volatility of the Equity Constituent.

Accordingly, the level of the Index may decline if the value of the Equity Constituent declines, even if the value of the Bond Constituent increases at the same time. See also “— Risks Relating to the Index — The Returns of the Portfolio Constituents May Offset Each Other or May Become Correlated in Decline” below.

•	THE PERFORMANCE AND MARKET VALUE OF AN ETF, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF ITS REFERENCE INDEX AS WELL AS THE NET ASSET VALUE PER SHARE OF THAT ETF —

An ETF may not fully replicate its reference index and may hold securities different from those included in its reference index. In addition, the performance of an ETF will reflect additional transaction costs and fees that are not included in the calculation of its reference index. All of these factors may lead to a lack of correlation between the performance of an ETF and its reference index. In addition, corporate actions with respect to the equity securities held by an ETF (such as mergers and spin-offs) may impact the variance between the performances of that ETF and its reference index. Finally, because ETFs are traded on public exchanges and are subject to market supply and investor demand, the market value of each ETF may differ from its net asset value per share.

During periods of market volatility, the securities held by an ETF may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of an ETF and the liquidity of an ETF may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of an ETF.

DS-9 | Structured Investments Certificates of Deposit Linked to the J.P. Morgan Dynamic BlendSM Index

Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of an ETF. As a result, under these circumstances, the market value of shares of an ETF may vary substantially from the net asset value per share of that ETF. For all of the foregoing reasons, the performance of an ETF may not correlate with the performance of its reference index, the performance of each ETF may not correlate with its net asset value per share, which could materially and adversely affect the value of the CDs in the secondary market and/or reduce any payment on the CDs.

•	THE RETURNS OF THE PORTFOLIO CONSTITUENTS MAY OFFSET EACH OTHER OR MAY BECOME CORRELATED IN DECLINE —

At a time when the value of one Portfolio Constituent increases, the value of the other Portfolio Constituent may not increase as much or may even decline. This may offset the potentially positive effect of the performance of the former Portfolio Constituent on the performance of the Index. During the term of the CDs, it is possible that the value of the Index may decline even if the value of one Portfolio Constituent rises, because of the offsetting effect of a decline in the other Portfolio Constituent. It is also possible that the returns of the Portfolio Constituents may be positively correlated with each other. In this case, a decline in one Portfolio Constituent would be accompanied by a decline in the other Portfolio Constituent, which may adversely affect the performance of the Index. As a result, the Index may not perform as well as an alternative index that tracks only one Portfolio Constituent or the other.

•	HYPOTHETICAL BACK-TESTED DATA RELATING TO THE INDEX DO NOT REPRESENT ACTUAL HISTORICAL DATA AND ARE SUBJECT TO INHERENT LIMITATIONS —

The hypothetical back-tested performance of the Index set forth under “Hypothetical Back-Tested Data and Historical Information” in this disclosure supplement is purely theoretical and does not represent the actual historical performance of the Index and has not been verified by an independent third party. Hypothetical back-tested performance measures have inherent limitations. Alternative modelling techniques might produce significantly different results and may prove to be more appropriate. Past performance, and especially hypothetical back-tested performance, is not indicative of future results. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information. Hypothetical back-tested performance is derived by means of the retroactive application of a back-tested model that has been designed with the benefit of hindsight.

•	THE INVESTMENT STRATEGY USED TO CONSTRUCT THE INDEX INVOLVES DAILY ADJUSTMENTS TO ITS NOTIONAL EXPOSURE TO ITS PORTFOLIO CONSTITUENTS —

The Index is subject to daily adjustments to its notional exposure to its Portfolio Constituents. By contrast, a notional portfolio that is not subject to daily exposure adjustments in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating portfolio consisting of the relevant Portfolio Constituents. Therefore, your return on the CDs may be less than the return you could realize on an alternative investment in the relevant Portfolio Constituents that is not subject to daily exposure adjustments. No assurance can be given that the investment strategy used to construct the Index will outperform any alternative investment in the Portfolio Constituents of the Index.

•	A PORTFOLIO CONSTITUENT OF THE INDEX MAY BE REPLACED BY A SUBSTITUTE INDEX OR FUTURES CONTRACT IN CERTAIN EXTRAORDINARY EVENTS —

Following the occurrence of certain extraordinary events with respect to a Portfolio Constituent as described in the accompanying underlying supplement, a Portfolio Constituent may be replaced by a substitute index or futures contract or the index calculation agent may cease calculating and publishing in the Index. You should realize that changing a Portfolio Constituent may affect the performance of the Index, and therefore, the return on the CDs, as the substitute index or futures contract may perform significantly better or worse than the original Portfolio Constituent. For example, the substitute or successor Portfolio Constituent may have higher fees or worse performance than the original Portfolio Constituent.

Moreover, the policies of the index sponsor of the substitute index or futures contract concerning the methodology and calculation of the substitute index or futures contract, including decisions regarding additions, deletions or substitutions of the assets underlying the substitute index or futures contract could affect the level or price of the substitute index or futures contract and therefore the value of the CDs. The amount payable on the CDs and their market value could also be affected if the index sponsor of a substitute index or the index sponsor of the underlying reference index of a substitute futures contract discontinues or suspends calculation or dissemination of the relevant index, in which case it may become difficult to determine the market value of the CDs. The index sponsor of the substitute index or futures contract will have no obligation to consider your interests in calculating or revising such substitute index or futures contract.

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•	EACH PORTFOLIO CONSTITUENT IS SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH THE UNDERLYING FUTURES CONTRACTS —

The Portfolio Constituents each track the returns of the Underlying Futures Contracts. The price of an Underlying Futures Contract depends not only on the price of the underlying asset referenced by the Underlying Futures Contract, but also on a range of other factors, including but not limited to changing supply and demand relationships, interest rates, governmental and regulatory policies and the policies of the exchanges on which the Underlying Futures Contracts trade. In addition, the futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These factors and others can cause the prices of the Underlying Futures Contracts to be volatile and could adversely affect the level of each Portfolio Constituent and the Index and any payments on, and the value of, your CDs.

•	SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING FUTURES CONTRACTS MAY ADVERSELY AFFECT THE VALUE OF YOUR CDs —

Futures markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, the participation of speculators, and government regulation and intervention. In addition, futures exchanges generally have regulations that limit the amount of the Underlying Futures Contract price fluctuations that may occur in a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could delay the calculation of the level of each Portfolio Constituent and could adversely affect the level of each Portfolio Constituent and the Index and any payments on, and the value of, your CDs.

•	AN INCREASE IN THE MARGIN REQUIREMENTS FOR THE UNDERLYING FUTURES CONTRACTS INCLUDED IN THE PORTFOLIO CONSTITUENTS MAY ADVERSELY AFFECT THE LEVEL OF THAT PORTFOLIO CONSTITUENT —

Futures exchanges require market participants to post collateral in order to open and keep open positions in the Underlying Futures Contracts. If an exchange increases the amount of collateral required to be posted to hold positions in the Underlying Futures Contracts, market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price or liquidity of the relevant Underlying Futures Contracts to decline significantly. As a result, the level of the relevant Portfolio Constituent and the Index and any payments on, and the value of, the CDs may be adversely affected.

•	THE INDEX MAY IN THE FUTURE INCLUDE UNDERLYING FUTURES CONTRACTS THAT ARE NOT TRADED ON REGULATED FUTURES EXCHANGES —

The Index, through its exposure to the Portfolio Constituents, is currently based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). If these exchange-traded futures contracts cease to exist, or if the calculation agent for the Portfolio Constituents substitutes an Underlying Futures Contract in certain circumstances, the Index may in the future include futures contract or over-the-counter contracts traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act, or other applicable statutes and related regulations that govern trading on regulated U.S. futures exchanges or similar statutes and regulations that govern trading on regulated non-U.S. futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in the Index, through its exposure to the Portfolio Constituents, may be subject to certain risks not presented by the Underlying Futures Contracts, including risks related to the liquidity and price histories of the relevant contracts.

•	NEGATIVE ROLL RETURNS ASSOCIATED WITH THE UNDERLYING FUTURES CONTRACTS CONSTITUTING THE PORTFOLIO CONSTITUENTS MAY ADVERSELY AFFECT THE PERFORMANCE OF THE PORTFOLIO CONSTITUENTS AND THE VALUE OF THE CDs —

The Portfolio Constituents each reference Underlying Futures Contracts. Unlike common equity securities, Underlying Futures Contracts, by their terms, have stated expirations. As the exchange-traded Underlying Futures Contracts that compose the Portfolio Constituents approach expiration, they are replaced by similar contracts that have a later expiration. For example, an Underlying Futures Contract notionally purchased and held in June may specify a September expiration date. As time passes, the contract expiring in September is replaced by a contract for delivery in December. This is accomplished by notionally selling the September contract and notionally purchasing the December contract. This process is referred to as “rolling.” Excluding other considerations, if prices are higher in the distant delivery months than in the nearer delivery months, the notional purchase of the

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December contract would take place at a price that is higher than the price of the September contract, thereby creating a negative “roll return.” Negative roll returns adversely affect the returns of the Portfolio Constituents and, therefore, the level of the Index and any payments on, and the value of, the CDs. Because of the potential effects of negative roll returns, it is possible for the value of a Portfolio Constituent to decrease significantly over time, even when the near-term or spot prices of the underlying assets or instruments are stable or increasing. In addition, interest rates have been historically low for an extended period and, if interest rates revert to their historical means, the likelihood that a roll return related to any Portfolio Constituent will be negative, as well as the adverse effect of negative roll returns on any Portfolio Constituent, will increase.

•	OTHER KEY RISKS:
o	THE INDEX, WHICH WAS ESTABLISHED ON MARCH 23, 2021, AND THE PORTFOLIO CONSTITUENTS, WHICH WERE ESTABLISHED ON DECEMBER 22, 2020, HAVE LIMITED OPERATING HISTORIES AND MAY PERFORM IN UNANTICIPATED WAYS.
o	THE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES. THERE IS NO ACTUAL PORTFOLIO OF ASSETS TO WHICH ANY PERSON IS ENTITLED OR IN WHICH ANY PERSON HAS ANY OWNERSHIP INTEREST.
o	THE CDs ARE SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH FIXED-INCOME SECURITIES, INCLUDING INTEREST RATE-RELATED RISKS AND CREDIT RISK.

Please refer to the “Risk Factors” section of the accompanying underlying supplement for more details regarding the above-listed and other risks.

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Hypothetical Back-Tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly closing levels of the Index from January 6, 2017 through March 19, 2021, and the historical performance of the Index based on the weekly historical closing levels of the Index from March 26, 2021 through July 22, 2022. The Index was established on March 23, 2021, as represented by the red vertical line in the following graph. All data to the left of that vertical line reflect hypothetical back-tested performance of the Index. All data to the right of that vertical line reflect actual historical performance of the Index. The closing level of the Index on July 28, 2022 was 155.40. We obtained the closing levels above and below from the Bloomberg Professional® service, without independent verification.

The data for the hypothetical back-tested performance of the Index set forth in the following graph are purely theoretical and do not represent the actual historical performance of the Index. See “Selected Risk Considerations — Risks Relating to the Index — Hypothetical Back-Tested Data Relating to the Index Do Not Represent Actual Historical Data and Are Subject to Inherent Limitations” above.

The hypothetical back-tested and historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. There can be no assurance that the performance of the Index will result in a payment at maturity in excess of your principal amount.

The hypothetical back-tested closing levels of the Index have inherent limitations and have not been verified by an independent third party. These hypothetical back-tested closing levels are determined by means of a retroactive application of a back-tested model designed with the benefit of hindsight. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. No representation is made that an investment in the CDs will or is likely to achieve returns similar to those shown. Alternative modeling techniques or assumptions would produce different hypothetical back-tested closing levels of the Index that might prove to be more appropriate and that might differ significantly from the hypothetical back-tested closing levels of the Index set forth above.

Taxed as Contingent Payment Debt Instruments

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “ — CDs with a Term of More than One Year,” in the accompanying disclosure statement. Unlike a traditional certificate of deposit that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, the CDs will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You generally will be required to accrue original issue discount (“OID”) on your CDs in each taxable year at the “comparable yield,” as determined by us, but will not be required separately to include in income the amount of the Interest Payment that you receive in any year, if any, with the result that your taxable income in any year will differ significantly from (and may be significantly higher than) the amount, if any, you receive in that year. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the CD, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the CD, and decreased by the amount of any prior projected payments in respect of the CD. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. The discussions herein and in the accompanying disclosure statement do not address the consequences to

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taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of CDs at their issue price should consult their tax advisers with respect to the tax consequences of an investment in CDs, including the treatment of the difference, if any, between the basis in their CDs and the CDs’ adjusted issue price.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the CDs with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the CDs.

Withholding under legislation commonly referred to as “FATCA” may apply to payments of interest on your CD and to the payment on your CD at maturity, as well as to the gross proceeds of a sale or other disposition of a CD prior to maturity, although under regulations proposed in 2018 (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the CDs.

Comparable Yield and Projected Payment Schedule

We have determined that the “comparable yield” is an annual rate of 3.13% compounded semiannually. Based upon our determination of the comparable yield, the “projected payment schedule” per $1,000 CD consists of a single payment at maturity, equal to $1,168.04. Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to the CDs during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (Per $1,000 CD)	Total Accrued OID from Original Issue Date (Per $1,000 CD) as of End of Calendar Period
August 2, 2022 through December 31, 2022.………..…..	$12.87	$12.87
January 1, 2023 through December 31, 2023.………..…..	$31.95	$44.82
January 1, 2024 through December 31, 2024.………..…..	$32.96	$77.78
January 1, 2025 through December 31, 2025.………..…..	$34.00	$111.78
January 1, 2026 through December 31, 2026.………..…..	$35.07	$146.85
January 1, 2027 through August 2, 2027.………..…..	$21.19	$168.04

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount that we will pay on the CDs. The amount you actually receive at maturity or earlier sale or exchange of your CDs will affect your income for that year, as described above under “Taxed as Contingent Payment Debt Instruments.”

JPMS’s Estimated Value of the CDs

JPMS’s estimated value of the CDs set forth on the cover of this disclosure supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income component with the same maturity as the CDs, valued using an internal funding rate, and (2) the derivative or derivatives underlying the economic terms of the CDs. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your CDs in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by us or our affiliates. Any difference may be based on, among other things, our view of

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the funding value of the CDs as well as the issuance, operational and ongoing liability management costs of the CDs. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the CDs. Our use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the CDs and any secondary market prices of the CDs. For additional information, see “Selected Risk Considerations — Risks Relating to the CDs Generally — JPMS’s Estimated Value Is Derived by Reference to an Internal Funding Rate.”

The value of the derivative or derivatives underlying the economic terms of the CDs is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the CDs is determined when the terms of the CDs are set based on market conditions and other relevant factors and assumptions existing at that time.

JPMS’s estimated value of the CDs does not represent future values of the CDs and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the CDs that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the CDs could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy CDs from you in secondary market transactions.

JPMS’s estimated value of the CDs is lower than the original issue price of the CDs because costs associated with selling, structuring and hedging the CDs are included in the original issue price of the CDs. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the CDs and the estimated cost of hedging our obligations under the CDs. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the CDs may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits, if any. See “Selected Risk Considerations — Risks Relating to the CDs Generally — JPMS’s Estimated Value of the CDs Is Lower Than the Original Issue Price (Price to Public) of the CDs” in this disclosure supplement.

Secondary Market Prices of the CDs

For information about factors that will impact any secondary market prices of the CDs, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the CDs — Secondary market prices of the CDs will be impacted by many economic and market factors” in the accompanying disclosure statement. In addition, we generally expect that some of the costs included in the original issue price of the CDs will be partially paid back to you in connection with any repurchases of your CDs by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the CDs. The length of any such initial period reflects the structure of the CDs, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the CDs and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — Risks Relating to the CDs Generally — The Value of the CDs as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the CDs for a Limited Time Period.”

Supplemental Use of Proceeds

The CDs are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the CDs. See “Hypothetical Payout Profile” and “How the CDs Work” in this disclosure supplement for an illustration of the risk-return profile of the CDs and “The J.P. Morgan Dynamic BlendSM Index” in this disclosure supplement for a description of the market exposure provided by the CDs.

The original issue price of the CDs is equal to JPMS’s estimated value of the CDs plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the CDs, plus the estimated cost of hedging our obligations under the CDs.

We intend to use the net proceeds from the sale of the CDs for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the CDs.

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Supplemental Donation Information

JPMorgan Chase & Co., our parent company, and/or its affiliates (“J.P. Morgan”) have previously agreed to make an unconditional and irrevocable donation of $200,000 to Start Small Think Big to support one or several diverse entrepreneurship projects. According to Start Small Think Big, these projects are part of a larger initiative that aims to promote financial security and stimulate economic activity in marginalized communities. See Annex A in this disclosure supplement for more information about Start Small Think Big. There is no assurance that these projects will be successful or be completed as intended. This donation and the amount of this donation are not contingent on the sale of the CDs and will not impact the final terms of the CDs.

We or our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the CDs.  Some of these projected profits, if any, may be used to offset a portion of the donations.

The issuance of the CDs and the related use of proceeds described above are not intended to comply with the Social Bond Principles, June 2021 (the “Principles”).  The Principles are voluntary process guidelines published by the International Capital Markets Association for the issuance of social bonds developed by a committee of issuers, investors and other market participants. We cannot assure you that the donations to Start Small Think Big meets your expectations concerning diversity, expectations for sustainable finance products or any criteria or guidelines with which you are required to comply.

Supplemental Plan of Distribution

We expect that delivery of the CDs will be made against payment for the CDs on or about the Original Issue Date set forth on the front cover of this disclosure supplement, which will be the third business day following the Pricing Date of the CDs (this settlement cycle being referred to as “T+3”).  Accordingly, purchasers who wish to trade CDs on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The CDs are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the CDs or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the CDs or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Additional Terms Specific to the CDs

You should read this disclosure supplement together with the accompanying disclosure statement and the accompanying underlying supplement. This disclosure supplement, together with the documents listed below, contains the terms of the CDs and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours and, to the extent of any inconsistency, any certificate of deposit disclosure statement produced and furnished by any unaffiliated dealer. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying disclosure statement and “Risk Factors” in the accompanying underlying supplement, as the CDs involve risks not associated with conventional certificates of deposit. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the CDs.

You may access these documents on our website:

•	Disclosure statement dated January 29, 2015: http://www.jpmorgan.com/directdoc/Equity_Omnibus_CD_Disclosure_Statement_2.0
•	Underlying supplement no. CD-37-I dated March 24, 2021: http://jpmorgan.com/content/dam/jpm/structured-products-documents/2021/underlying_supplement_CD_37_I_Dynamic_Blend_Index.PDF

You may access information related to the audited Consolidated Financial Statements of JPMorgan Chase Bank, N.A. as at December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 at the following URL:

•	http://www.jpmorgan.com/content/dam/jpm/structured-products-documents/2021/JPMorgan_Chase_Bank_NA_Consolidated_Financial_Statements2021.pdf

As used in this disclosure supplement, “we,” “us,” “our” and “JPMorgan Chase Bank” refer to JPMorgan Chase Bank, National Association.

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Annex A

Start Small Think Big

J.P. Morgan has previously agreed to make an unconditional and irrevocable donation of $200,000 to Start Small Think Big to support one or several diverse entrepreneurship projects. According to Start Small Think Big, these projects are part of a larger initiative that aims to promote financial security and stimulate economic activity in marginalized communities. There is no assurance that these projects will be successful or be completed as intended. This donation and the amount of this donation are not contingent on the sale of the CDs and will not impact the final terms of the CDs.

We have derived certain information about Start Small Think Big (SSTB) set forth below including, without limitation, the business owners supported by SSTB, the services offered by SSTB and SSTB’s mission from publicly available information, without independent verification.

SSTB’s Mission

SSTB states that small businesses make a big difference; support families, neighborhoods and economies; and put power in the hands of the community; however, SSTB notes that small businesses face big hurdles. SSTB states that it helps entrepreneurs with high potential and limited access to the resources needed to create thriving and sustainable businesses by providing legal, financial and marketing assistance, at no cost. SSTB has described its services and the business owners that benefit from these services in the diagram below:

What services are provided by SSTB?

Examples of services provided by SSTB that J.P. Morgan’s fixed donation is intended to benefit is described below:

Legal Services	Corporate Risk Assessment, Entity Selection/Formation, Corporate Governance, Commercial Leases, Employment, Intellectual Property and Contracts
Financial Services	Financial Systems & Management, Projections and Planning
Marketing & Sales Services	Digital Marketing Strategy, Social Media Strategy, Website Audit & Brand Assessment, Online Advertising, Logo & Website Design, Sales Opportunities, Distribution & Sales, Digital Analytics and Search Engine Optimization

* * *

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There is no assurance that SSTB’s stated mission of helping entrepreneurs with high potential and limited access to the resources needed to create thriving and sustainable businesses will be achieved or that any business supported by SSTB will be successful or positively impacted by J.P. Morgan’s donations.

J.P. Morgan’s donations are not intended to comply with the Social Bond Principles, June 2021. These donations are not a Commercial Co-Venture with SSTB.

DS-18 | Structured Investments Certificates of Deposit Linked to the J.P. Morgan Dynamic BlendSM Index